

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

Via E-mail
David Wood
Chief Financial Officer
ESSA Pharma, Inc.
999 West Broadway, Suite 720
Vancouver, British Columbia, Canada, V5Z 1K5

> **Re:** **ESSA Pharma Inc.**
> **Form Registration Statement on Form 20-F**
> **Filed May 29, 2015**
> **File No. 001-37410**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We refer to your public filing of your registration statement on Form 20-F. Please note upon the public filing of your registration statement, all previously filed draft registration statements are required to be filed publicly on EDGAR. In addition, please file all previously filed exhibits on your next Form 20-F filing.

Research and Development Costs, page F-11

2. Refer to your response to comment 1. Please confirm that you will not include costs to enforce your intellectual property rights in the courts as research and development expense, if you incur such costs in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Nakada at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Riccardo Leofanti
        Skadden, Arps, Slate, Meagher & Flom LLP